Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2025 and for the nine-month periods ended September 30, 2025 and 2024

Legal information

Denomination: Adecoagro S.A.
Legal address: 28, Boulevard Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 105,381,815 common shares (Note 21)
Outstanding Capital Stock: 100,086,440 common shares
Treasury Shares: 5,295,375 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month periods ended September 30, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2025	2024	2025	2024

		(unaudited)
Revenue	4	1,011,798	1,144,687	304,212	471,495
Cost of revenue	5	(841,418)	(900,810)	(246,836)	(361,003)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	77,479	121,302	44,386	13,602
Changes in net realizable value of agricultural produce after harvest		7,594	(19,453)	5,034	(5,874)
Margin on manufacturing and agricultural activities before operating expenses		255,453	345,726	106,796	118,220
General and administrative expenses	6	(90,014)	(78,958)	(19,047)	(24,111)
Selling expenses	6	(111,316)	(115,511)	(34,564)	(46,790)
Other operating income/(expense), net	8	12,063	(16,505)	3,668	(17,640)
Profit from operations		66,186	134,752	56,853	29,679
Finance income	9	25,036	9,164	(18,321)	4,139
Finance costs	9	(79,104)	(106,062)	(31,456)	(3,035)
Other financial results - Net (loss) / gain of inflation effects on the monetary items	9	(6,029)	(1,911)	(712)	(7,528)
Financial results, net	9	(60,097)	(98,809)	(50,489)	(6,424)
Profit before income tax		6,089	35,943	6,364	23,255
Income tax benefit / (expense)	10	2,002	39,980	63	(4,544)
Profit for the period		8,091	75,923	6,427	18,711
Attributable to:
Equity holders of the parent		7,037	75,974	6,517	19,061
Non-controlling interest		1,054	(51)	(90)	(350)

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.070	0.735	0.065	0.189
Diluted earnings per share		0.070	0.732	0.065	0.189

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month periods ended September 30, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2025	2024	2025	2024

	(unaudited)

Profit for the period	8,091	75,923	6,427	18,711
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(24,867)	428,407	(55,276)	64,355
Cash flow hedge, net of tax (Note 2)	—	17,124	—	217
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	48,437	(264,129)	49,512	(33,456)
Other comprehensive income / (loss) for the period	23,570	181,402	(5,764)	31,116
Total comprehensive income for the period	31,661	257,325	663	49,827

Attributable to:
Equity holders of the parent	30,047	254,119	211	49,518
Non-controlling interest	1,614	3,206	452	309

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2025 and December 31, 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2025	2024
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment, net	11	1,681,601	1,548,589
Right of use assets	12	400,871	373,846
Investment property	13	34,208	33,542
Intangible assets, net	14	35,423	37,231
Biological assets	15	41,331	43,418
Deferred income tax assets	10	20,968	15,507
Trade and other receivables, net	17	56,968	38,510
Derivative financial instruments	16	9,219	5,482
Other Assets		3,426	3,761
Total Non-Current Assets		2,284,015	2,099,886
Current Assets
Biological assets	15	193,376	250,527
Inventories	18	407,286	289,664
Trade and other receivables, net	17	389,085	213,356
Derivative financial instruments	16	5,823	4,114
Short-term investments		25,464	46,097
Cash and cash equivalents	19	339,998	211,244
Total Current Assets		1,361,032	1,015,002
TOTAL ASSETS		3,645,047	3,114,888
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	158,073	167,073
Share premium	21	636,139	659,399
Cumulative translation adjustment		(424,636)	(413,757)
Equity-settled compensation		11,291	17,264
Other reserves		153,237	151,261
Treasury shares		(7,940)	(16,989)
Revaluation surplus		279,150	245,261
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		525,101	518,064
Equity attributable to equity holders of the parent		1,371,989	1,369,150
Non-controlling interest		64,569	38,951
TOTAL SHAREHOLDERS EQUITY		1,436,558	1,408,101
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	990	767
Borrowings	24	1,054,192	680,005
Lease liabilities	25	317,869	287,679
Deferred income tax liabilities	10	344,906	330,336
Payroll and social security liabilities	26	560	1,454
Derivatives financial instruments	16	1,206	3,983
Provisions for other liabilities	27	2,668	2,244
Total Non-Current Liabilities		1,722,391	1,306,468
Current Liabilities
Trade and other payables	23	210,065	206,907
Current income tax liabilities	10	828	3,471
Payroll and social security liabilities	26	37,582	32,735
Borrowings	24	182,779	99,551
Lease liabilities	25	50,206	54,351
Derivative financial instruments	16	3,871	1,796
Provisions for other liabilities	27	767	1,508
Total Current Liabilities		486,098	400,319
TOTAL LIABILITIES		2,208,489	1,706,787
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,645,047	3,114,888

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the period	—	—	—	—	—	—	—	—	—	75,974	75,974	(51)	75,923
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	224,985	—	—	—	—	178,277	—	—	403,262	25,145	428,407
Cash flow hedge (*)	—	—	—	—	17,124	—	—	—	—	—	17,124	—	17,124
Revaluation of surplus (**)	—	—	—	—	—	—	—	(242,241)	—	—	(242,241)	(21,888)	(264,129)
Transfer of the revaluation surplus derived from the disposals of assets (**)	—	—	—	—	—	—	—	(6,935)	—	6,935	—	—	—
Other comprehensive income for the period	—	—	224,985	—	17,124	—	—	(70,899)	—	6,935	178,145	3,257	181,402
Total comprehensive income for the period	—	—	224,985	—	17,124	—	—	(70,899)	—	82,909	254,119	3,206	257,325

- Employee share options (Note 22)
Exercised	—	115	—	(38)	—	—	22	—	—	—	99	—	99
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	3,623	—	—	—	—	—	—	3,623	—	3,623
Vested	—	7,540	—	(6,111)	—	1,456	—	—	—	—	2,885	—	2,885
Forfeited	—	—	—	—	—	27	(27)	—	—	—	—	—	—
Granted	—	—	—	—	—	(906)	906	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(49,626)	—	—	—	—	(8,653)	—	—	—	(58,279)	—	(58,279)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
- Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(256)	(256)
Balance at September 30, 2024 (unaudited)	167,073	666,839	(378,876)	16,128	—	151,254	(15,814)	246,699	41,574	501,698	1,396,575	39,470	1,436,045

(*) Net of (7,973) of Income tax.
(**) Net of 144,594 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2025 and 2024 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2025	167,073	659,399	(413,757)	17,264	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
Profit for the period	—	—	—	—		—	—	—	7,037	7,037	1,054	8,091
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(10,879)	—	—	—	(10,905)	—	—	(21,784)	(3,083)	(24,867)
- Items that will not be reclassified to profit or loss:
Revaluation surplus (*)	—	—	—	—	—	—	44,794	—	—	44,794	3,643	48,437
Other comprehensive income for the period	—	—	(10,879)	—	—	—	33,889	—	—	23,010	560	23,570
Total comprehensive income for the period	—	—	(10,879)	—	—	—	33,889	—	7,037	30,047	1,614	31,661

- Reduction of issued share capital of the company (Note 21):	(9,000)	—	—	—	—	9,000	—	—	—	—	—	—
- Employee share options (Note 22):
Exercised	—	52	—	(15)	—	8	—	—	—	45	—	45
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	13,595	—	—	—	—	—	13,595	—	13,595
Vested	—	20,311	—	(19,553)	3,604	—	—	—	—	4,362	—	4,362
Forfeited	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	(1,630)	1,630	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(8,623)	—	—	—	(1,587)	—	—	—	(10,210)	—	(10,210)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	(35,000)	—	(35,000)
- Contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	—	24,004	24,004
Balance at September 30, 2025 (unaudited)	158,073	636,139	(424,636)	11,291	153,237	(7,940)	279,150	41,574	525,101	1,371,989	64,569	1,436,558

(*) Net of (26,127) of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,
	Note	2025	2024
		(unaudited)
Cash flows from operating activities:
Profit for the period		8,091	75,923
Adjustments for:
Income tax (benefit)	10	(2,002)	(39,980)
Depreciation of property, plant and equipment	11	144,232	168,845
Depreciation of right of use assets	12	58,847	64,127
Net (gain) / loss from the fair value adjustment of investment properties	13	(3,614)	22,484
Amortization of intangible assets	14	1,480	1,769
Gain from the sale of farmland and other assets	8	—	(6,050)
Gain from disposal of other property items	8	(1,623)	(478)
Impairment due to fire	8	—	14,036
Equity settled share-based compensation granted	7	11,580	5,081
(Gain) from derivative financial instruments	8, 9	(4,827)	(3,118)
Interest, finance cost related to lease liabilities and other financial expense, net	9	64,563	58,885
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(21,642)	(5,904)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(8,372)	1,834
Provision and allowances		(171)	(1,993)
Tax credit recognized	8	(4,132)	—
Net loss of inflation effects on the monetary items	9	6,029	1,911
Foreign exchange (gains) / losses, net	9	(12,323)	5,051
Cash flow hedge – transfer from equity	9	—	28,224
Subtotal		236,116	390,647
Changes in operating assets and liabilities:
Increase in trade and other receivables		(75,879)	(150,992)
Increase in inventories		(103,725)	(111,079)
Decrease in biological assets		70,253	64,349
Decrease / (increase) in other assets		262	(374)
(Increase) / decrease in derivative financial instruments		(4,598)	20,471
Decrease / (increase) in trade and other payables		12,502	(49,063)
Increase in payroll and social security liabilities		6,697	4,970
(Decrease) / increase in provisions for other liabilities		(85)	901
Net cash provided by operating activities before taxes paid		141,543	169,830
Income tax paid		(2,852)	(4,963)
Net cash provided by operating activities	(a)	138,691	164,867

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2025 and 2024 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,
	Note	2025	2024
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		—	(15,923)
Purchases of property, plant and equipment	11	(189,891)	(203,153)
Purchases of cattle and non-current biological assets		(138)	(1,445)
Purchases of intangible assets	14	(1,244)	(1,019)
Interest received and others		12,931	6,496
Proceeds from sale of property, plant and equipment		1,316	890
Advance payments for acquisition of joint venture		(96,000)	—
Proceeds from sale of farmlands and other assets		3,292	23,259
Acquisition of short-term investment	16 (b)	(103,775)	(33,711)
Disposal of short-term investment	16	110,980	77,551
Net cash used in investing activities	(c)	(262,529)	(147,055)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		45	98
Proceeds from long-term borrowings	24	552,622	94,594
Payments of long-term borrowings		(200,271)	(96,727)
Proceeds from short-term borrowings		212,922	89,936
Payment of short-term borrowings		(154,699)	(121,660)
Payments of derivative financial instruments		(137)	(581)
Lease payments		(85,102)	(80,756)
Interest paid	(d)	(44,930)	(19,064)
Purchase of own shares		(10,210)	(58,279)
Dividends paid to non-controlling interest		—	(376)
Dividends to shareholders	21	(17,500)	(17,500)
Net cash generated / used in financing activities	(e)	252,740	(210,315)
Net decrease in cash and cash equivalents		128,902	(192,503)
Cash and cash equivalents at beginning of period	19	211,244	339,781
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	(148)	50,977
Cash and cash equivalents at end of period	19	339,998	198,255
Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		2025	2024
Operating activities	(a)	10,969	(67,244)
Acquisition of short term investment	(b)	(1,643)	—
Investing activities	(c)	(212)	(7,889)
Interest paid	(d)	(6,386)	7,429
Financing activities	(e)	(8,389)	42,457
Exchange rate changes and inflation on cash and cash equivalents	(f)	(2,368)	32,676
For non-cash transactions, see Note 12 for right of use assets and Note 31.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information
Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group.” The Group’s activities are carried out through two major lines of business, namely, Farming and Sugar, Ethanol and Energy. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements (hereinafter referred to as the “Interim Financial Statements”).
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on November 7, 2025.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group’s exposure and risk management principles and processes since December 31, 2024. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the nine-month period ended September 30, 2025. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the nine-month period ended September 30, 2025 and 2024 were 22.0% and 101.6%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of September 30, 2025 and 2024, respectively, was 1,380 and 970.5, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

Since Javier Milei’s was elected to office, his administration has made progress in lifting exchange controls for individuals, as well as in easing other aspects of the foreign exchange controls regime that remains in place. While the current administration is not expected to impose further foreign exchange controls, but rather to eventually eliminate those still in effect,
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
there are no guarantees that new foreign exchange controls will not be implemented in the future by this or any subsequent government.

Argentina has significantly eased its exchange controls as of April 14, 2025. These changes, implemented through Central Bank Communication “A” 8226 and Decree 269/2025, mark a substantial step in the government's economic liberalization program. A summary of the key changes are the following:

•Access to Foreign Currency: Argentine residents can now freely purchase and hold US dollars for savings or deposits without needing prior authorization from the Central Bank.
•Repatriation of Dividends: Financial institutions can now process transfers abroad for profits and dividends to non-resident shareholders based on audited financial statements from the fiscal year 2025 onwards.
•Import Flexibility: The SIRA/SIRASE system (a previous mandatory request for imports) for import payments has been eliminated.Payments for imported goods can be made once the goods are cleared for domestic use, without previous minimum waiting periods (which were typically 30 days). Advance payments for capital goods are allowed up to 30% of the FOB value, with a total limit of 80% including other payment methods.
•Service Payments: Payments for services from unrelated foreign parties can be made immediately as they accrue. Payments to related foreign parties now have a reduced minimum waiting period of 90 days from the date the service was provided or accrued (down from 180 days).
•Market Transactions: Restrictions on buying and selling securities in foreign currency have been relaxed. Simplified Documentation: Declarations for foreign exchange transactions that occurred before April 11, 2025, are no longer required to access the FX market.
•Exchange Rate Regime: A new managed floating exchange rate regime has been introduced, with a band between 951 and 1,471 pesos per US dollar, which will expand by 1% monthly. The “dólar blend” system for exporters has been eliminated, requiring all export revenue to be settled through the official market.

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2025. All amounts are shown in US dollars.

	September 30, 2025
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Chilean Peso	US Dollar	Total
Argentine Peso	22,113	—	—	—	22,113
Brazilian Reais	—	(656,303)	—	—	(656,303)
US Dollar	(193,210)	(251,934)	590	(39,451)	(484,005)
Uruguayan Peso	—	—	—	(2,606)	(2,606)
Euro	—	—	—	(28,500)	(28,500)
Total	(171,097)	(908,237)	590	(70,557)	(1,149,301)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended September 30, 2025 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	September 30, 2025
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Chilean Peso	Total
US Dollar	(48,303)	(25,193)	59	(73,437)
(Decrease) or increase in Profit before income tax	(48,303)	(25,193)	59	(73,437)

Hedge Accounting - Cash flow hedge

As part of the exchange rate risk, the Group may document and designate cash flow hedging relationships to hedge the foreign exchange rate risk of all or part of its highly probable future sales in U.S. Dollars using either all or a portion of its US dollar-denominated borrowings and/or derivative instruments including but not limited to currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

The Group had formally hedged a portion of its highly probable future US dollar-denominated sales using a portion of its US dollar-denominated borrowings. For the nine-month period ended September 30, 2024, a loss before income tax of US$ 601 was recognized in other comprehensive income and US$ 28,224 was reclassified from equity to profit or loss within “Financial results, net.” In 2025, both items are zero.

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2025 (all amounts are shown in US dollars):

	September 30, 2025
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Argentine Peso	12	—	—	12
Brazilian Reais	—	66,767	—	66,767
US Dollar	102,966	289,228	536,323	928,517
Subtotal fixed-rate borrowings	102,978	355,995	536,323	995,296
Variable rate:
Brazilian Reais	—	212,332	—	212,332
Euro	—	—	29,343	29,343
Subtotal variable-rate borrowings	—	212,332	29,343	241,675
Total borrowings as per analysis	102,978	568,327	565,666	1,236,971

At September 30, 2025, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	September 30, 2025
	(unaudited)
	Functional currency
Rate per currency denomination	US Dollar	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(2,123)	(2,123)
Euro	(293)	—	(293)
Decrease in profit before income tax	(293)	(2,123)	(2,416)

•Credit risk

As of September 30, 2025, three banks accounted for approximately 80% of the total cash deposited (Max capital, Credit Agricole and Bladex).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2025:

▪    Futures / Options

	September 30, 2025
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Soybean	16	5,713	151	151
Sugar	47	(16,380)	901	2,511
Ethanol	15	41,957	(197)	197
OTC:
Buy put
Ethanol	14	(1,259)	(232)	232
Total	92	30,031	623	3,091

(*) Included in line “Gain / (Loss) from commodity derivative financial instruments” Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
In December 2020 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of R$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap expires semiannually until December, 2026.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
In July 2024, the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with Itaú BBA in an aggregate amount of R$ 76 million. In this operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

Also, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with BR Partners in an aggregate amount of R$ 115 million. In this operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

Finally, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with XP Investimentos in an aggregate amount of R$ 209 million. In this operation Adecoagro Vale do Ivinhema receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.
The swap agreements resulted in a recognition of a loss of US$ 1.9 million for the nine-month period ended September 30, 2025.

▪Currency forward
No significant currency forward is in place.

3.    Segment information

We are engaged in agricultural, manufacturing and land transformation activities.

Our agricultural activities consist of (i) harvesting certain agricultural products, including crops, rough rice, and sugarcane, either for sale to third parties or for our own internal use as inputs in manufacturing processes, and (ii) producing fluid milk.

Our manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) producing UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others.

Our land transformation activities relate to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and the implementation of production technology and agricultural best practices on these farmlands to enhance yields and increase their value for potential realization through sale.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on our internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Based on the foregoing, we operate in two major lines of business, namely, “Farming” and “Sugar, Ethanol and Energy”.

•The ‘Farming’ business is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

from harvest year to harvest year depending on several factors, some of them out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

Total segment assets and liabilities are measured in a manner consistent with that of the Interim Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

As further discussed in Note 32 to our consolidated financial statements for the year ended December 31, 2024, we apply IAS 29 to our operations in Argentina. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by our CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine operations for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that we use to translate results of operations from our subsidiaries from countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. Our CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The primary operating performance measure for all of our segments is “Profit or Loss from Operations” which we measure in accordance with the procedure outlined above.
The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Interim Financial Statements for the periods presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Interim Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the nine-month period ended

September 30, 2025 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	180,839	(9,273)	171,566	174,654	(4,060)	170,594	223,594	(13,848)	209,746
Cost of revenue	(175,834)	9,323	(166,511)	(149,854)	3,401	(146,453)	(194,199)	12,122	(182,077)
Initial recognition and changes in fair value of biological assets and agricultural produce	(6,561)	284	(6,277)	15,602	(1,025)	14,577	21,400	(1,837)	19,563
Changes in net realizable value of agricultural produce after harvest	8,726	(523)	8,203	(16)	16	—	(2)	2	—
Margin on manufacturing and agricultural activities before operating expenses	7,170	(189)	6,981	40,386	(1,668)	38,718	50,793	(3,561)	47,232
General and administrative expenses	(16,257)	1,364	(14,893)	(14,544)	1,162	(13,382)	(11,314)	798	(10,516)
Selling expenses	(14,447)	968	(13,479)	(25,703)	1,529	(24,174)	(26,032)	1,691	(24,341)
Other operating (expense) / income, net	1,143	(73)	1,070	4,673	376	5,049	(49)	(4)	(53)
Profit / (loss) from operations	(22,391)	2,070	(20,321)	4,812	1,399	6,211	13,398	(1,076)	12,322

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,252)	315	(3,937)	(12,058)	835	(11,223)	(10,185)	798	(9,387)
Net gain from Fair value adjustment of Investment property	—	—	—	3,122	492	3,614	—	—	—

September 30, 2025 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,038,979	(27,181)	1,011,798
Cost of revenue	—	—	—	(866,264)	24,846	(841,418)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	80,057	(2,578)	77,479
Changes in net realizable value of agricultural produce after harvest	—	—	—	8,099	(505)	7,594
Margin on manufacturing and agricultural activities before operating expenses	—	—	—	260,871	(5,418)	255,453
General and administrative expenses	(31,901)	2,033	(29,868)	(95,371)	5,357	(90,014)
Selling expenses	(362)	18	(344)	(115,522)	4,206	(111,316)
Other operating (expense) / income, net	(238)	7	(231)	11,757	306	12,063
Profit / (loss) from operations	(32,501)	2,058	(30,443)	61,735	4,451	66,186

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,262)	98	(1,164)	(147,758)	2,046	(145,712)
Net gain from Fair value adjustment of Investment property	—	—	—	3,122	492	3,614

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the nine-month period ended

September 30,2024 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	175,065	11,050	186,115	199,035	10,904	209,939	209,248	14,734	223,982
Cost of revenue	(159,224)	(10,566)	(169,790)	(157,478)	(9,038)	(166,516)	(174,854)	(11,506)	(186,360)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,954	4,230	33,184	31,927	7,187	39,114	6,661	812	7,473
Changes in net realizable value of agricultural produce after harvest	(17,583)	(2,410)	(19,993)	—	—	—	—	—	—
Margin on manufacturing and agricultural activities before operating expenses	27,212	2,304	29,516	73,484	9,053	82,537	41,055	4,040	45,095
General and administrative expenses	(16,195)	(1,185)	(17,380)	(11,391)	(1,183)	(12,574)	(8,271)	(784)	(9,055)
Selling expenses	(13,206)	(871)	(14,077)	(24,506)	(1,493)	(25,999)	(19,188)	(1,646)	(20,834)
Other operating (expense) / income, net	(5,358)	386	(4,972)	(14,327)	(3,963)	(18,290)	3,450	469	3,919
Profit / (loss) from operations	(7,547)	634	(6,913)	23,260	2,414	25,674	17,046	2,079	19,125

Depreciation of Property, plant and equipment and amortization of Intangible assets	(6,061)	(474)	(6,535)	(10,539)	(994)	(11,533)	(8,458)	(883)	(9,341)
Net loss from Fair value adjustment of Investment property	(588)	(40)	(628)	(17,600)	(4,256)	(21,856)	—	—	—
Impairment of assets destroyed by fire	(14,162)	(126)	(14,036)	—	—	—	—	—	—

September 30,2024 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,107,999	36,688	1,144,687
Cost of revenue	—	—	—	(869,700)	(31,110)	(900,810)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	109,073	12,229	121,302
Changes in net realizable value of agricultural produce after harvest	—	—	—	(17,043)	(2,410)	(19,453)
Margin on manufacturing and agricultural activities before operating expenses	—	—	—	330,329	15,397	345,726
General and administrative expenses	(19,754)	(1,831)	(21,585)	(73,975)	(4,983)	(78,958)
Selling expenses	1,314	(31)	1,283	(111,470)	(4,041)	(115,511)
Other operating (expense) / income, net	272	6	278	(13,403)	(3,102)	(16,505)
Profit / (loss) from operations	(18,168)	(1,856)	(20,024)	131,481	3,271	134,752

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,117)	(107)	(1,224)	(168,156)	(2,458)	(170,614)
Net loss from Fair value adjustment of Investment property	—	—	—	(18,188)	(4,296)	(22,484)
Imperment of assets destroyed by fire	—	—	—	(14,162)	126	(14,036)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2025 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	180,839	174,654	223,594	579,087	459,892	—	1,038,979
Cost of revenue	(175,834)	(149,854)	(194,199)	(519,887)	(346,377)	—	(866,264)
Initial recognition and changes in fair value of biological assets and agricultural produce	(6,561)	15,602	21,400	30,441	49,616	—	80,057
Changes in net realizable value of agricultural produce after harvest	8,726	(16)	(2)	8,708	(609)	—	8,099
Margin on manufacturing and agricultural activities before operating expenses	7,170	40,386	50,793	98,349	162,522	—	260,871
General and administrative expenses	(16,257)	(14,544)	(11,314)	(42,115)	(21,355)	(31,901)	(95,371)
Selling expenses	(14,447)	(25,703)	(26,032)	(66,182)	(48,978)	(362)	(115,522)
Other operating (expense) / income, net	1,143	4,673	(49)	5,767	6,228	(238)	11,757
Profit / (loss) from operations	(22,391)	4,812	13,398	(4,181)	98,417	(32,501)	61,735

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,252)	(12,058)	(10,185)	(26,495)	(120,001)	(1,262)	(147,758)
Net gain from Fair value adjustment of Investment property	—	3,122	—	3,122	—	—	3,122
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(1,529)	7,868	(14,540)	(8,201)	25,863	—	17,662
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(5,032)	7,734	35,940	38,642	23,753	—	62,395
Changes in net realizable value of agricultural produce after harvest (unrealized)	8,372	—	—	8,372	—	—	8,372
Changes in net realizable value of agricultural produce after harvest (realized)	354	(16)	(2)	336	(609)	—	(273)

As of September 30, 2025:
Farmlands and farmland improvements, net	446,887	182,251	2,534	631,672	88,896	—	720,568
Machinery, equipment, building and facilities, and other fixed assets, net	36,906	100,148	126,746	263,800	235,182	—	498,982
Bearer plants, net	1,204	—	—	1,204	410,473	—	411,677
Work in progress	2,551	15,976	8,781	27,308	23,066	—	50,374
Right of use asset	15,585	9,967	647	26,199	374,083	589	400,871
Investment property	—	34,208	—	34,208	—	—	34,208
Goodwill	9,483	5,763	—	15,246	4,106	—	19,352
Biological assets	39,161	47,031	41,493	127,685	107,022	—	234,707
Finished goods	60,252	22,680	18,431	101,363	119,360	—	220,723
Raw materials, Stocks held by third parties and others	63,897	79,087	16,828	159,812	26,751	—	186,563
Total segment assets	675,926	497,111	215,460	1,388,497	1,388,939	589	2,778,025
Borrowings	35,605	77,710	67,370	180,685	554,047	502,239	1,236,971
Lease liabilities	17,515	5,695	642	23,852	343,444	779	368,075
Total segment liabilities	53,120	83,405	68,012	204,537	897,491	503,018	1,605,046
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2024 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	175,065	199,035	209,248	583,348	524,651	—	1,107,999
Cost of revenue	(159,224)	(157,478)	(174,854)	(491,556)	(378,144)	—	(869,700)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,954	31,927	6,661	67,542	41,531	—	109,073
Changes in net realizable value of agricultural produce after harvest	(17,583)	—	—	(17,583)	540	—	(17,043)
Margin on manufacturing and agricultural activities before operating expenses	27,212	73,484	41,055	141,751	188,578	—	330,329
General and administrative expenses	(16,195)	(11,391)	(8,271)	(35,857)	(18,364)	(19,754)	(73,975)
Selling expenses	(13,206)	(24,506)	(19,188)	(56,900)	(55,884)	1,314	(111,470)
Other operating (expense) / income, net	(5,358)	(14,327)	3,450	(16,235)	2,560	272	(13,403)
Profit / (loss) from operations	(7,547)	23,260	17,046	32,759	116,890	(18,168)	131,481

Depreciation of Property, plant and equipment and amortization of Intangible assets	(6,061)	(10,539)	(8,458)	(25,058)	(141,981)	(1,117)	(168,156)
Net loss from Fair value adjustment of Investment property	(588)	(17,600)	—	(18,188)	—	—	(18,188)
Transfer of revaluation surplus derived from the disposals of assets before taxes	9,024	—	—	9,024	—	—	9,024
Impairment of assets destroyed by fire	(14,162)	—	—	(14,162)	—	—	(14,162)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	18,544	11,934	(23,488)	6,990	(5,444)	—	1,546
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	10,410	19,993	30,149	60,552	46,975	—	107,527
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,834)	—	—	(1,834)	—	—	(1,834)
Changes in net realizable value of agricultural produce after harvest (realized)	(15,749)	—	—	(15,749)	540	—	(15,209)

As of December 31, 2024:
Farmlands and farmland improvements, net	432,826	176,516	2,454	611,796	80,357	—	692,153
Machinery, equipment, building and facilities, and other fixed assets, net	41,770	112,849	143,640	298,259	203,679	—	501,938
Bearer plants, net	1,292	—	—	1,292	326,278	—	327,570
Work in progress	468	6,276	4,009	10,753	16,175	—	26,928
Right of use assets	20,850	15,234	474	36,558	336,521	767	373,846
Investment property	28,193	5,349	—	33,542	—	—	33,542
Goodwill	10,397	6,319	—	16,716	3,526	—	20,242
Biological assets	79,363	102,098	42,864	224,325	69,620	—	293,945
Finished goods	40,345	32,623	20,553	93,521	94,633	—	188,154
Raw materials, Stocks held by third parties and others	44,809	18,446	16,390	79,645	21,865	—	101,510
Total segment assets	700,313	475,710	230,384	1,406,407	1,152,654	767	2,559,828
Borrowings	36,573	15,270	69,199	121,042	532,230	126,284	779,556
Lease liabilities	17,385	12,549	538	30,472	310,769	789	342,030
Total segment liabilities	53,958	27,819	69,737	151,514	842,999	127,073	1,121,586

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Nine-months ended September 30,
	2025	2024
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	209,600	195,820
Sugar (*)	209,907	291,891
Energy (*)	27,839	25,028
Peanut	45,094	39,965
Sunflower	5,035	5,588
Cotton	2,775	3,455
Rice	146,494	181,064
Fluid milk (UHT)	87,983	103,843
Powder milk (*)	34,457	41,039
Other dairy products	63,286	56,899
Services	7,799	8,423
Rental income	1,151	2,543
Others	33,061	35,974
Subtotal manufactured products and services rendered	874,481	991,532
Agricultural produce and biological assets:
Soybean	59,540	65,032
Corn	38,359	42,685
Wheat	9,955	14,299
Rice	1,662	—
Sunflower	4,117	2,910
Barley	2,010	2,057
Seeds	—	3,741
Milk	3,487	6,968
Cattle	5,341	4,205
Cattle for dairy	11,745	9,122
Others	1,101	2,136
Subtotal agricultural produce and biological assets	137,317	153,155
Total revenue	1,011,798	1,144,687
(*) Includes revenue of mwh of energy produced by third parties for an amount of US$ 1.55 million, tons of power milk for an amount of US$ 0.3 million and tons of sugar for an amount of US$ 5.71 million (September 30, 2024: revenue of mwh of energy and tons rice produced by third parties for an amount of US$ 0.7 million and US$ 0.7 million, respectively).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

The notional amount of these contracts is US$ 132.0 million as of September 30, 2025 (September 30, 2024: US$ 87.2 million) comprised primarily of 22,649 liters of ethanol (US$ 13.82 million), 203,826 mwh of energy (US$ 10.35 million), 143,839 tons of sugar (US$ 54.50 million), 133,877 tons of soybean (US$ 45.09 million), 20,002 tons of corn (US$ 3.59 million), and 21,350 tons of wheat (US$ 4.25 million) which expire between December 2025 and August 2026.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	Nine-month ended September 30, 2025 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2025 (Note 18)	40,345	32,623	20,553	94,633	188,154
Cost of production of manufactured products (Note 6)	51,708	143,857	161,054	360,023	716,642
Purchases	23,045	3,178	4,401	9,284	39,908
Agricultural produce	147,590	43	15,232	8,413	171,278
Transfer to raw material	(56,300)	(9,173)	—	—	(65,473)
Direct agricultural selling expenses	15,667	—	—	—	15,667
Tax recoveries (i)	—	—	—	(33,722)	(33,722)
Changes in net realizable value of agricultural produce after harvest	8,203	—	—	(609)	7,594
Loss of idle productive capacity	—	—	—	17,912	17,912
Finished goods as of September 30, 2025 (Note 18)	(60,252)	(22,680)	(18,431)	(119,360)	(220,723)
Exchange differences	(3,495)	(1,395)	(732)	9,803	4,181
Cost of revenue for the period	166,511	146,453	182,077	346,377	841,418
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	Nine-month ended September 30, 2024 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2024	33,407	9,306	9,927	126,971	179,611
Cost of production of manufactured products (Note 6)	49,640	189,461	169,715	423,226	832,042
Purchases	15,241	1,939	6,624	654	24,458
Agricultural produce	194,297	—	16,091	6,067	216,455
Transfer to raw material	(82,716)	(4,740)	—	—	(87,456)
Direct agricultural selling expenses	21,403	—	—	—	21,403
Tax recoveries (i)	—	—	—	(34,016)	(34,016)
Changes in net realizable value of agricultural produce after harvest	(19,993)	—	—	540	(19,453)
Finished goods as of September 30, 2024	(59,475)	(30,193)	(10,804)	(131,270)	(231,742)
Exchange differences	17,986	743	(5,193)	(14,028)	(492)
Cost of revenue for the period	169,790	166,516	186,360	378,144	900,810
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	Nine-month ended September 30, 2025 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	4,198	12,436	11,603	33,959	62,196	34,588	9,853	106,637
Raw materials and consumables	—	1,815	19,493	4,953	26,261	—	—	26,261
Depreciation and amortization	478	3,681	3,947	95,959	104,065	18,281	1,129	123,475
Depreciation of right-of-use assets	—	37	48	7,956	8,041	11,932	51	20,024
Fuel, lubricants and others	402	1,474	1,181	23,664	26,721	621	207	27,549
Maintenance and repairs	1,057	3,595	3,662	25,191	33,505	4,526	574	38,605
Freights	516	6,457	2,644	258	9,875	—	49,801	59,676
Export taxes / selling taxes	—	—	—	—	—	—	25,627	25,627
Export expenses	—	—	—	—	—	—	9,395	9,395
Contractors and services	2,041	696	685	8,014	11,436	—	—	11,436
Energy transmission	—	—	—	—	—	—	1,684	1,684
Energy power	1,165	2,986	2,539	637	7,327	517	200	8,044
Professional fees	92	92	81	632	897	12,088	502	13,487
Other taxes	28	148	133	6,693	7,002	844	140	7,986
Contingencies	—	—	—	—	—	232	—	232
Lease expense and similar arrangements	168	885	127	—	1,180	1,421	641	3,242
Third parties raw materials	12,547	19,628	59,169	29,598	120,942	—	—	120,942
Tax recoveries	—	—	—	(3,826)	(3,826)	—	—	(3,826)
Others	1,014	2,391	2,125	7,125	12,655	4,964	11,512	29,131
Subtotal	23,706	56,321	107,437	240,813	428,277	90,014	111,316	629,607
Own agricultural produce consumed	28,002	87,536	53,617	119,210	288,365	—	—	288,365
Total	51,708	143,857	161,054	360,023	716,642	90,014	111,316	917,972

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

	Nine-month ended September 30, 2024 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,941	11,935	10,222	34,870	60,968	27,417	7,670	96,055
Raw materials and consumables	—	742	19,131	5,132	25,005	—	—	25,005
Depreciation and amortization	3,445	3,809	4,042	111,520	122,816	18,172	1,137	142,125
Depreciation of right-of-use assets	—	40	—	6,607	6,647	13,563	578	20,788
Fuel, lubricants and others	233	1,362	1,298	27,881	30,774	848	342	31,964
Maintenance and repairs	1,396	3,892	4,156	28,011	37,455	3,656	655	41,766
Freights	179	10,143	2,576	375	13,273	—	53,783	67,056
Export taxes / selling taxes	—	—	—	—	—	—	26,792	26,792
Export expenses	—	—	—	—	—	—	11,334	11,334
Contractors and services	2,316	1,098	376	10,207	13,997	—	—	13,997
Energy transmission	—	—	—	—	—	—	1,769	1,769
Energy power	1,015	2,931	2,296	534	6,776	502	166	7,444
Professional fees	67	271	84	864	1,286	8,448	610	10,344
Other taxes	56	367	165	7,729	8,317	577	23	8,917
Contingencies	—	—	—	—	—	621	—	621
Lease expense and similar arrangements	182	865	153	—	1,200	1,211	525	2,936
Third parties raw materials	4,014	27,278	63,351	35,515	130,158	—	—	130,158
Tax recoveries	—	—	—	(4,975)	(4,975)	—	—	(4,975)
Others	601	2,348	2,276	6,856	12,081	3,943	10,127	26,151
Subtotal	17,445	67,081	110,126	271,126	465,778	78,958	115,511	660,247
Own agricultural produce consumed	32,195	122,380	59,589	152,100	366,264	—	—	366,264
Total	49,640	189,461	169,715	423,226	832,042	78,958	115,511	1,026,511

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Nine-month period ended September 30,
	2025	2024
	(unaudited)
Wages and salaries	120,092	118,508
Social security costs	30,138	35,502
Equity-settled share-based compensation	11,580	5,081
	161,810	159,091

8.    Other operating income expense, net

	Nine-month period ended September 30,
	2025	2024
	(unaudited)
Gain from disposals of farmland and other assets (Note 20)	—	6,050
Gain from commodity derivative financial instruments	2,756	5,757
Gain from disposal of other property items	1,623	478
Net gain /(loss) from fair value adjustment of investment property	3,614	(22,484)
Impairment of assets destroyed by fire (*)	—	(14,036)
Tax credits recognized (**)	4,132	—
Others	(62)	7,730
	12,063	(16,505)

(*) In September 2024, a fire in our Peanut facility located in the Province of Cordoba damaged a warehouse cell and inventory stored therein. As a result, the Company recognized an impairment loss of approximately US$ 12.0 million and US$ 2.0 million for inventories and property, plant and equipment, respectively. The appraisal of damages is currently being evaluated by insurance experts. The Company has insurance coverage that we estimate will cover all damages caused by the event suffered. Any insurance proceeds will be recognized as other income when received.

(**) This amount includes US$ 2.2 million related to non-income tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 1.9 million related to federal grant credits.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	Nine-month period ended September 30,
	2025	2024
	(unaudited)
Finance income:
- Interest income	9,238	8,610
- Foreign exchange gain, net	12,323	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	2,459	—
- Other income	1,016	554
Finance income	25,036	9,164

Finance costs:
- Interest expense	(37,251)	(28,581)
- Finance cost related to lease liabilities	(33,459)	(29,317)
- Cash flow hedge – transfer from equity	—	(28,224)
- Foreign exchange losses, net	—	(5,051)
- Taxes	(4,458)	(5,860)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(871)
- Other expenses	(3,936)	(8,158)
Finance costs	(79,104)	(106,062)
Other financial results - Net (loss) of inflation effects on the monetary items	(6,029)	(1,911)
Total financial results, net	(60,097)	(98,809)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2025	September 30, 2024
	(unaudited)
Current income tax	(4,184)	(8,013)
Deferred income tax	6,186	47,993
Income tax benefit	2,002	39,980

The gross movement on the deferred income tax liability is as follows:

	September 30, 2025	September 30, 2024
	(unaudited)
Beginning of period	(314,829)	(366,554)
Exchange differences	7,784	(165,352)
Effect of fair value valuation for farmlands	(26,127)	142,514
Disposal of farmland (Note 20)	—	2,080
Tax charge relating to cash flow hedge (i)	—	(7,973)
Others	3,048	1,574
Income tax benefit	6,186	47,993
End of period	(323,938)	(345,718)

(i)It relates to the amount reclassified of US$ 28,224 loss from equity to profit and loss for the nine-month period ended September 30, 2024.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2025	September 30, 2024
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(1,104)	(8,887)
Non-deductible items	(358)	(94)
Non-taxable income	6,746	10,447
Tax losses where no deferred tax asset was recognized	(23)	(27)
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	6,019	9,326
Effect of IAS 29 on Argentina’s shareholder’s equity and deferred income tax.	(11,217)	32,134
Others	1,939	(2,919)
Income tax profit	2,002	39,980
(1) 2025 includes 3,453 of adjustment by inflation of tax loss carryforwards in Argentina (8,594 in 2024).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st, 2024.

The group has not recognized Pillar Two current tax for the period ended September 30, 2025.

The group applies the IAS 12 exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the nine-month periods ended September 30, 2025 and 2024 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30 2024
Opening net book amount.	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	403,590	4,612	66,987	8,010	(42,780)	5,024	2,766	448,209
Additions	—	—	10,510	46,525	108,930	5,200	24,281	195,446
Revaluation surplus	(407,056)	—	—	—	—	—	—	(407,056)
Transfers	—	—	7,591	5,966	—	86	(13,643)	—
Disposals	(13,732)	(8)	(3,039)	(2,539)	—	(59)	—	(19,377)
Reclassification to non-income tax credits (*)	—	—	—	(224)	—	—	—	(224)
Depreciation	—	(2,905)	(24,829)	(60,022)	(79,236)	(1,853)	—	(168,845)
Closing net book amount	677,004	13,344	298,376	194,711	362,756	17,312	34,215	1,597,718
At September 30, 2024 (unaudited)
Cost	677,004	48,030	610,026	1,138,156	1,032,317	43,882	34,215	3,583,630
Accumulated depreciation	—	(34,686)	(311,650)	(943,445)	(669,561)	(26,570)	—	(1,985,912)
Net book amount	677,004	13,344	298,376	194,711	362,756	17,312	34,215	1,597,718
Nine-month period ended September 30 2025
Opening net book amount	683,133	9,020	303,755	181,115	327,570	17,068	26,928	1,548,589
Exchange differences	(40,300)	(824)	(9,292)	20,869	56,054	(1,052)	941	26,396
Additions	—	—	5,356	28,585	102,887	2,511	40,811	180,150
Revaluation surplus	74,572	—	—	—	—	—	—	74,572
Transfers	(2,345)	—	16,861	4,019	—	(229)	(18,306)	—
Disposals	—	—	(921)	(2,664)	—	(24)	—	(3,609)
Reclassification to non-income tax credits (*)	—	—	—	(265)	—	—	—	(265)
Depreciation	—	(2,688)	(19,944)	(44,962)	(74,834)	(1,804)	—	(144,232)
Closing net book amount	715,060	5,508	295,815	186,697	411,677	16,470	50,374	1,681,601
At September 30, 2025 (unaudited)
Cost	715,060	43,914	634,912	1,195,983	1,180,807	45,688	50,374	3,866,738
Accumulated depreciation	—	(38,406)	(339,097)	(1,009,286)	(769,130)	(29,218)	—	(2,185,137)
Net book amount	715,060	5,508	295,815	186,697	411,677	16,470	50,374	1,681,601
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2025, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net (continued)

The Group determined the valuation of farmlands (US$ 715 million as of September 30, 2025) using, a “Sales Comparison Approach” prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of September 30, 2025 would have reduced the value of the farmlands by US$ 71.5 million, which would impact, net of its tax effect, the “Revaluation surplus” item in the statement of Changes in Shareholders’ Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses”, as appropriate, and/or capitalized in “Property, plant and equipment” for the nine-month periods ended September 30, 2025 and 2024.

As of September 30, 2025, borrowing costs of US$ 3,112 (September 30, 2024: US$ 3,782) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 205.1 million as of September 30, 2025 (September 30, 2024: US$ 218.0 million). As of September 30, 2025, all borrowings that had assets as guaranty were canceled. We are in the process of lifting the pledges.

12.    Right of use assets

Changes in the Group’s right of use assets for the nine-month periods ended September 30, 2025 and 2024 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of September 30, 2024
Opening net book amount	384,848	21,865	406,713
Exchange differences	(29,488)	1,357	(28,131)
Additions and re-measurement	63,038	9,882	72,920
Depreciation	(56,597)	(7,530)	(64,127)
Closing net book amount	361,801	25,574	387,375

As of September 30, 2025
Opening net book amount	352,678	21,168	373,846
Exchange differences	47,075	5,117	52,192
Additions and re-measurement	23,290	10,390	33,680
Depreciation	(50,257)	(8,590)	(58,847)
Closing net book amount	372,786	28,085	400,871

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the nine-month periods ended September 30, 2025 and 2024 were as follows:

	September 30, 2025	September 30, 2024
	(unaudited)
Beginning of period	33,542	33,364
Gain / (loss) from fair value adjustment (Note 8)	3,614	(22,484)
Exchange differences	(2,948)	22,662
End of period	34,208	33,542
Fair value	34,208	33,542
Net book amount	34,208	33,542

The Group determined the valuation of investment properties using a “Sales Comparison Approach” prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item “Other operating income, net”. There were no changes to the valuation techniques for any of the periods presented. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of September 30, 2025 would have reduced the value of the Investment properties on US$ 3.4 million, which would impact the line item “Net gain / (loss) from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets, net

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2025 and 2024 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of September 30, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	6,154	2,135	3,246	(80)	11,455
Additions	—	1,019	—	—	1,019
Amortization charge (i)	—	(1,387)	(377)	(5)	(1,769)
Closing net book amount	20,463	7,809	9,300	652	38,224
At September 30, 2024 (unaudited)
Cost	20,463	20,062	12,740	1,264	54,529
Accumulated amortization	—	(12,253)	(3,440)	(612)	(16,305)
Net book amount	20,463	7,809	9,300	652	38,224

As of September 30, 2025
Opening net book amount	20,242	7,162	9,256	571	37,231
Exchange differences	(890)	(125)	(637)	80	(1,572)
Additions	—	1,244	—	—	1,244
Amortization charge (i)	—	(1,126)	(350)	(4)	(1,480)
Closing net book amount	19,352	7,155	8,269	647	35,423
At September 30, 2025 (unaudited)
Cost	19,352	20,947	12,189	1,265	53,753
Accumulated amortization	—	(13,792)	(3,920)	(618)	(18,330)
Net book amount	19,352	7,155	8,269	647	35,423

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2025 and 2024, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable (See note 30).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2025 and 2024 were as follows:

	September 30, 2025 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	79,363	102,098	42,864	69,620	293,945
Increase due to purchases	2,507	962	—	—	3,469
Initial recognition and changes in fair value of biological assets	(6,277)	14,577	19,563	49,616	77,479
Decrease due to harvest / disposals	(147,851)	(125,069)	(69,741)	(132,180)	(474,841)
Costs incurred during the period	118,416	62,951	52,575	107,660	341,602
Exchange differences	(6,997)	(8,488)	(3,768)	12,306	(6,947)
End of period	39,161	47,031	41,493	107,022	234,707

	September 30, 2024 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	55,545	32,843	23,191	116,458	228,037
Increase due to purchases	802	643	—	—	1,445
Initial recognition and changes in fair value of biological assets	33,184	39,114	7,473	41,531	121,302
Decrease due to harvest / disposals	(194,622)	(148,827)	(77,560)	(163,719)	(584,728)
Costs incurred during the period	118,324	104,617	73,334	104,695	400,970
Exchange differences	36,060	20,087	15,755	(13,818)	58,084
End of period	49,293	48,477	42,193	85,147	225,110

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.
(ii)Biological assets that are measured at fair value within level 2 of the hierarchy

For those biological assets measured at fair value within level 3 of the fair value hierarchy, the Group uses valuation techniques based on unobservable inputs. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those described in Note 16 to of the consolidated financial statements for the year ended December 31, 2024.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the nine-month period ended September 30, 2025:

	September 30, 2025
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,687	11,180	8,588	11,981	35,436
Depreciation and amortization	—	—	—	2,848	2,848
Depreciation of right-of-use assets	—	—	—	28,794	28,794
Fertilizers, agrochemicals and seeds	27,008	5,645	3,902	39,107	75,662
Fuel, lubricants and others	481	1,437	1,072	5,106	8,096
Maintenance and repairs	970	10,955	3,912	4,075	19,912
Freights	3,986	1,438	106	—	5,530
Contractors and services	34,982	23,271	—	9,876	68,129
Feeding expenses	339	127	16,966	—	17,432
Veterinary expenses	182	50	2,854	—	3,086
Energy power	44	2,959	1,249	—	4,252
Professional fees	165	221	505	448	1,339
Other taxes	522	81	167	34	804
Lease expense and similar arrangements	44,580	4,016	—	3,731	52,327
Others	824	1,546	512	1,660	4,542
Subtotal	117,770	62,926	39,833	107,660	328,189
Own agricultural produce consumed	646	25	12,742	—	13,413
Total	118,416	62,951	52,575	107,660	341,602

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)
Cost of production for the nine-month period ended September 30, 2024:

	September 30, 2024
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	4,397	11,081	10,307	10,224	36,009
Depreciation and amortization	—	—	—	3,585	3,585
Depreciation of right-of-use assets	—	—	—	36,796	36,796
Fertilizers, agrochemicals and seeds	46,406	27,006	49	33,367	106,828
Fuel, lubricants and others	759	1,623	1,244	3,163	6,789
Maintenance and repairs	1,834	14,383	3,812	3,112	23,141
Freights	5,341	1,747	149	—	7,237
Contractors and services	11,411	37,916	—	7,876	57,203
Feeding expenses	254	117	35,866	—	36,237
Veterinary expenses	214	56	4,020	—	4,290
Energy power	50	3,020	1,607	—	4,677
Professional fees	646	276	140	252	1,314
Other taxes	714	82	211	33	1,040
Lease expense and similar arrangements	45,094	5,153	2	—	50,249
Others	736	2,088	675	6,287	9,786
Subtotal	117,856	104,548	58,082	104,695	385,181
Own agricultural produce consumed	468	69	15,252	—	15,789
Total	118,324	104,617	73,334	104,695	400,970

Biological assets as of September 30, 2025 and December 31, 2024 were as follows:

	September 30, 2025	December 31, 2024
	(unaudited)
Non-current
Cattle for dairy production	40,806	42,449
Breeding cattle	207	607
Other cattle	318	362
	41,331	43,418
Current
Breeding cattle	13,626	11,433
Other cattle	687	415
Sown land – crops	28,487	69,339
Sown land – rice	43,554	99,720
Sown land – sugarcane	107,022	69,620
	193,376	250,527
Total biological assets	234,707	293,945

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments

As of September 30, 2025, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2025 and their allocation to the fair value hierarchy:

	2025
	Level 1	Level 2	Total

Assets
Derivative financial instruments	1,052	13,990	15,042
Short-term investment (1)	25,464	—	25,464
Total assets	26,516	13,990	40,506
Liabilities
Derivative financial instruments	(495)	(4,582)	(5,077)
Total liabilities	(495)	(4,582)	(5,077)

(1) It includes US$ 1,442 of BOPREAL (Bonos para la Reconstrucción de una Argentina Libre), US$ 8,522 LELINK (Letras Dollar Linked), US$ 4,575 BONCAP (Bono Capitalizable en Pesos) and US$ 6,236 of LECAPs (Letras del Tesoro Nacional Capitalizables en Pesos).

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	855

OTC	Quoted price	-	-	1	(232)

NDF	Quoted price	Foreign-exchange curve	Present value method	1	(66)

Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	9,408

Public securities	Quoted price	-	-	1	25,464

17.    Trade and other receivables, net

	September 30, 2025	December 31, 2024
	(unaudited)
Non-current
Advances to suppliers	4,511	3,316
Income tax credits	8,390	4,639
Non-income tax credits (i)	39,995	26,240
Judicial deposits	2,180	1,816
Other receivables (ii)	1,892	2,499
Non-current portion	56,968	38,510
Current
Trade receivables	106,771	87,645
Less: Allowance for trade receivables	(1,389)	(1,114)
Trade receivables – net	105,382	86,531
Prepaid expenses	19,928	18,038
Advance to suppliers	46,470	35,996
Income tax credits	8,237	5,680
Non-income tax credits (i)	62,236	53,522
Receivable from disposal of subsidiary	—	2,900
Receivables from related parties (Note 28)	16,773	—
Advance payments for acquisition of joint venture (ii)	120,000	—
Other receivables	10,059	10,689
Subtotal	283,703	126,825
Current portion	389,085	213,356
Total trade and other receivables, net	446,053	251,866

(i) Includes US$ 224 for the nine-month period ended September 30, 2025 reclassified from property, plant and equipment (for the year ended December 31, 2024: US$ 307).

(ii) 2025 includes US$ 96 million of advance payment for the acquisition of Profertil (See Note 31).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2025	December 31, 2024
	(unaudited)
Currency
US Dollar	202,573	84,477
Argentine Peso	94,935	70,837
Uruguayan Peso	2,385	2,478
Brazilian Reais	146,160	94,074
	446,053	251,866

As of September 30, 2025 trade receivables of US$ 71,714 (December 31, 2024: US$ 29,123) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 1,114 and US$ 289 are over 6 months in September 30, 2025 and December 31, 2024, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	September 30, 2025	December 31, 2024
	(unaudited)
Raw materials	186,563	101,510
Finished goods (Note 5)	220,723	188,154
	407,286	289,664

19.    Cash and cash equivalents

	September 30, 2025	December 31, 2024
	(unaudited)
Cash at bank and on hand	56,635	137,294
Short-term bank deposits	283,363	73,950
	339,998	211,244

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Disposals

In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectares farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction resulted in a pre-tax gain of US$ 6.1 million included in the line item “Other operating income” in the statement of income for the nine-month period ended September 30, 2024. Also, an amount of US$ 6.9 million was reclassified to retained earnings out of the revaluation surplus reserve.

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2024	111,382	910,883
Employee share options exercised (Note 22)	—	115
Restricted shares vested	—	7,540
Purchase of own shares	—	(49,626)
Dividends to shareholders	—	(35,000)
At September 30,2024 (unaudited)	111,382	833,912

At January 1, 2025	111,382	826,472
Reduction of issued share capital of the Company	(6,000)	(9,000)
Employee share options exercised (Note 22)	—	52
Restricted share vested	—	20,311
Purchase of own shares	—	(8,623)
Dividends to shareholders	—	(35,000)
At September 30,2025 (unaudited)	105,382	794,212

Decision of the Extraordinary General Shareholders’ meetings

On June 6, 2025 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $9,000,000 by the cancellation of 6,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from June 6, 2025, our issued share capital amounts to $158,072,722.50, represented by 105,381,815 shares in issue (of which 5,312,375 are treasury shares) with a nominal value of $1.50 each.

On October 29, 2025 the extraordinary general meeting of the shareholders of the Company resolved to amend, renew and increase the authorized share capital of the Company to USD 3,000,000,000, including the issued share capital, represented by 2,000,000,000 shares, each with a nominal value of USD 1.5.

The issued share capital as of November 7, 2025 is $158,072,718 .

Share Repurchase Program

On July 11, 2024, the Group’s share repurchase program was renewed to purchase up to five percent (5%) of the Company’s total outstanding share capital until December 31, 2024 or reaching the maximum number of shares authorized for purchase under the program, whichever occurs first.

As of September 30, 2025, the Company repurchased an aggregate of 32,299,783 shares under the program, of which 11,139,445 have been utilized to cover the exercise of the Company’s employee stock option plan and the granted of the restricted
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution (continued)
stock plan and 11 million shares were reduced from capital. During the nine-month periods ended September 30, 2025 and 2024 the Company repurchased shares for an amount of 1,057,858 and 5,768,614 respectively.

Annual dividends

On June 17, 2025, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments in May 16, 2025 and November 19, 2025, respectively. First installment was already paid.

On April 17, 2024, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments made on May 29, 2024 and November 27, 2024, respectively.

Net assets
The carrying amount of the net assets of the Company as of September 30, 2025 was USD 1.44 billions, which exceeds the Market Capitalization as of that date. This situation could mean that there is an impairment indicator as referred in IAS 36. A calculation of the value in use of net assets of the Company was made, through a discounted cash flow projections of the two major lines of business, Farming and Sugar, Ethanol and Energy, based on financial forecast approved by the management covering a five-year period. The Company reached to the conclusion that no impairment should be recognized given the value in use of the Company determined is higher that its net assets book value as of September 30, 2025.

22.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2025, 5,149 options (September 30, 2024: 14,396) were exercised. No options were forfeited or expired for any of the periods presented.

(b)Restricted Share and Restricted Stock Unit Plan

On April 1, 2025, and as a consequence of the Possible acquisition as of that date, from Tether Investment S.A. de C.V. of the controlling interest of the Company, it was decided, as specified in the plan for a circumstance like this, an acceleration of the vesting of all granted restricted shares. As of September 30, 2025, the Group recognized compensation expense of US$ 14.9 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2024: US$ 4.6 million). For the nine-month period ended September 30, 2025, 1,086,913 Restricted Shares were granted (September 30, 2024: 603,799), 2,406,118 were vested (September 30, 2024: 970,511), and 1,541 Restricted shares were forfeited (September 30, 2024: 18,280).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Trade and other payables

	September 30, 2025	December 31, 2024
	(unaudited)
Non-current
Trade payables	262	384
Other payables	728	383
	990	767
Current
Trade payables	169,036	173,157
Advances from customers	9,162	22,609
Amounts due to related parties (Note 28)	682	—
Taxes payable	10,117	9,499
Dividends payables	18,026	703
Other payables	3,042	939
	210,065	206,907
Total trade and other payables	211,055	207,674

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

24.    Borrowings

	September 30, 2025	December 31, 2024
	(unaudited)
Non-current
Senior Notes (*)	760,136	414,638
Bank borrowings (*)	294,056	265,367
	1,054,192	680,005
Current
Senior Notes (*)	6,751	6,858
Bank borrowings (*)	176,028	92,693
	182,779	99,551
Total borrowings	1,236,971	779,556

(*) As of September 30, 2025, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of September 30, 2025, total bank borrowings include collateralized liabilities of US$78,413 (December 31, 2024: US$70,000). These loans were mainly collateralized by sugarcane plantations and sugar export contracts.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

Notes 2032

On July 29, 2025, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 7.5%. The Notes will mature on July 29, 2032. Interest on the Notes are payable semi-annually in arrears on January 29 and July 29 of each year. The total proceeds nets of expenses was US$ 496.8 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., L3N S.A., Pilagá S.A., Adecoagro Vale do Ivinhema S.A. and Adecoagro Uruguay S.A. are the only Subsidiary Guarantors.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 495.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

On July 22, 2024, the Company announced a cash tender offer for up to US$100.0 million of the Notes due 2027. As of the closing date of the Tender, (August 19, 2024) US$84.4 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled. The total consideration, including the Early Tender Premium, was US$ 980 for each US$ 1,000 principal amount of Notes. In addition, on July 18, 2025, the Company announced a new cash tender offer for any and all of its outstanding Notes due 2027, for a consideration of US$1,000 for each US$1,000 principal amount of Notes. As of the closing date of the Tender, (July 24, 2025) US$150.9 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled on July 29, 2025.

The Notes 2027 and 2032 contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	September 30, 2025	December 31, 2024
	(unaudited)
Fixed rate:
Less than 1 year	151,252	69,178
Between 1 and 2 years	287,574	55,952
Between 2 and 3 years	6,814	414,994
Between 3 and 4 years	991	356
Between 4 and 5 years	1,435	356
More than 5 years	547,230	35,936
	995,296	576,772
Variable rate:
Less than 1 year	31,527	30,373
Between 1 and 2 years	121,113	83,142
Between 2 and 3 years	51,525	46,593
Between 3 and 4 years	—	2,932
Between 4 and 5 years	—	441
More than 5 years	37,510	39,303
	241,675	202,784
	1,236,971	779,556

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes 2027 and 2032 equal US$ 263.6 million and US$ 489.0 million, respectively, representing 99.58% and 97.80% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	September 30, 2025	December 31, 2024
	(unaudited)
Non-current	317,869	287,679
Current	50,206	54,351
	368,075	342,030

The maturity of the Group's lease liabilities is as follows:

	September 30, 2025	December 31, 2024
	(unaudited)
Less than 1 year	50,206	54,351
Between 1 and 2 years	54,117	65,697
Between 2 and 3 years	51,307	51,325
Between 3 and 4 years	41,233	43,571
Between 4 and 5 years	34,466	35,764
More than 5 years	136,746	91,322
	368,075	342,030

26.    Payroll and social security liabilities

	September 30, 2025	December 31, 2024
	(unaudited)
Non-current
Social security payable	560	1,454
	560	1,454
Current
Salaries payable	12,136	4,077
Social security payable	4,891	4,821
Provision for vacations	14,395	13,314
Provision for bonuses	6,160	10,523
	37,582	32,735
Total payroll and social security liabilities	38,142	34,189

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2024.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (expense) included in the statement of income		Balance receivable / (payable)
			September 30, 2025	September 30, 2024	September 30, 2025	December 31, 2024

			(unaudited)	(unaudited)	(unaudited)

Directors and senior management	Employment	Compensation selected employees	(385)	(5,698)	(11,410)	(17,409)
	Consultant	Payables	(193)	—	—	—
	Employment	Receivables	268	—	16,773	—
Rio Porá S.A.	Affiliate	Payables	—	—	(682)	—
		Leases	(687)	—	—	—

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2025 and for the nine-month and three-month periods ended September 30, 2025 and 2024 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2025, results of operations for the nine-month and three-month periods ended September 30, 2025 and 2024 and cash flows for the nine-month periods ended September 30, 2025 and 2024. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2024.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the annual financial statements for the year ended December 31, 2024 described in Note 32.

Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Each farmland in Argentina represents one CGU (see Note 3). For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina are treated as single CGUs.

Based on these criteria, management identified a total amount of 29 CGUs as of September 30, 2025 and 29 CGUs as of September 30, 2024.

As of September 30, 2025 and 2024, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2025 and 2024:

As of September 30, 2025, the Group identified 6 CGUs in Argentina (2024: 6 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 6 CGUs (2024: 6 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2025	September 30, 2024
La Carolina / Crops / Argentina	291	314
El Orden / Crops / Argentina	279	301
La Guarida / Crops / Argentina	2,708	2,923
Los Guayacanes / Crops / Argentina	3,310	3,573
Doña Marina / Rice / Argentina	5,763	6,220
El Colorado / Crops / Argentina	2,895	3,124
Closing net book value of goodwill allocated to CGUs tested (Note 14)	15,246	16,455
Closing net book value of PPE items and other assets allocated to CGUs tested	163,096	159,918
Total assets allocated to CGUs tested	178,342	176,373

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2025 and 2024.
CGUs tested based on a value-in-use model at September 30, 2025 and 2024:

As of September 30, 2025, the Group identified 2 CGUs (2024: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

Key Assumptions	September 30, 2025	September 30, 2024
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-2%	0-2%
Future pricing increases	2.15% per annum	0.80% per annum
Future cost decrease	0.79% per annum	0.63% per annum
Discount rates	4.0%	5.0%
Perpetuity growth rate	0.5%	1.0%

(*) UMA stands for Usina Monte Alegre LTDA.
(**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2025	September 30, 2024
AVI / Sugar, Ethanol and Energy	2,986	2,915
UMA / Sugar, Ethanol and Energy	1,120	1,093
Closing net book value of goodwill allocated to CGUs tested (Note 14)	4,106	4,008
Closing net book value of PPE items allocated to CGUs tested	663,211	599,509
Total assets allocated to 2 CGUs tested	667,317	603,517

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2025 and 2024.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

31.     Recent developments

Acquisition by Tether Investment S.A. de C.V. of more than 70% of our common shares

On March 28, 2025, pursuant to the terms of a Transaction Agreement (the “Transaction Agreement”), Tether Investments S.A. de C.V., a corporation organized under the laws of El Salvador (“Tether” or our “controlling shareholder”) commenced an Offer to Purchase (the “Offer”) to acquire up to 49,596,510 common shares of the Company at a price in cash of U.S.$12.41 per common share (representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The Offer closed on April 25, 2025, with Tether acquiring approximately 70% of the outstanding common shares of the Company. Subsequently to the closing of the Offer, Tether purchased additional common shares of the Company in the open market. As of August 28, 2025, Tether owns 74,751,482 common shares of the Company, representing approximately 74.7% of the outstanding common shares of the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.     Recent developments (continued)

The Company to acquire Urea Producer

The Company has entered into an agreement to acquire Nutrien Ltd.’s 50% equity interest in Profertil S.A., the leading producer of granular urea in South America. The remaining 50% stake in Profertil is held by YPF S.A., Argentina’s largest oil and gas producer.

The acquisition will be executed through a holding company called Avaldi S.A. created by a partnership between the Company and Asociación de Cooperativas Argentinas (“ACA”), with an 80%-20% ownership structure. The transaction is subject to customary closing conditions and is expected to be completed before year-end 2025.

Under the terms of the Profertil shareholders’ agreement, YPF S.A. holds a 90-day right of first refusal to acquire Nutrien’s equity interest under the same terms and conditions.

The total purchase price for Nutrien’s shares in Profertil is expected to be approximately USD 600 million.

On the execution date of the agreement, an initial down payment of USD 120 million was made through affiliated companies and subsequently contributed to Avaldi S.A. as capital, in accordance with its ownership structure. Consequently, the Company contributed USD 96 million, while ACA contributed USD 24 million.
The accompanying notes are an integral part of these condensed consolidated interim financial statements